Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

Three Months Ended March 31, 2009
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$128
One-Third of Rents, Net of Income from Subleases	8
Preferred Stock Dividends	66

Total Fixed Charges	$202

Earnings:
Loss Before Income Taxes	($262)
Fixed Charges - Excluding Preferred Stock Dividends	136

Total Earnings	($126)

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	N/A (a)

Coverage Deficiency	($262)

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$402
One-Third of Rents, Net of Income from Subleases	8
Preferred Stock Dividends	66

Total Fixed Charges	$476

Earnings:
Loss Before Income Taxes	($262)
Fixed Charges - Excluding Preferred Stock Dividends	410

Total Earnings	$148

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	0.31x (a)

(a)	Earnings are inadequate to cover fixed charges by $262 million.